Exhibit 99.2

FOR IMMEDIATE RELEASE

Melco Announces Partnership with Sri Lanka’s John Keells Holdings and

Introduces ‘City of Dreams Sri Lanka’

Macau, April 30, 2024 – Melco Resorts & Entertainment Limited (“Melco”) is pleased to announce its partnership with John Keells Holdings PLC (“John Keells”), the largest listed conglomerate on the Colombo Stock Exchange, in their US$1 billion plus integrated resort development in central Colombo.

As part of the partnership, the integrated resort, which had previously been branded “Cinnamon Life Integrated Resort”, will be rebranded as “City of Dreams Sri Lanka”. City of Dreams Sri Lanka will be the first integrated resort in Sri Lanka and South Asia and is expected to revolutionize luxury hospitality, entertainment, and leisure in Sri Lanka, presenting an extraordinary architecture and design and a collection of iconic and unparalleled offerings including 800 hotel rooms, retail, food & beverage outlets, MICE facilities, and much more.

Additionally, a wholly-owned local subsidiary of Melco has been awarded a 20-year casino license by the Government of Sri Lanka. Melco will fit-out and operate the gaming area at City of Dreams Sri Lanka, and Melco will manage the top 5 floors of the hotel under its Nüwa brand of ultra high-end luxury rooms, which represents 113 of the 800 total hotel rooms at City of Dreams Sri Lanka.

Melco and John Keells have agreed all key commercial arrangements and expect fit-out of the casino area to begin shortly. The estimated initial investment in the casino is expected to be approximately US$125 million. The non-gaming facilities of the integrated resort, including the 687 key Cinnamon Life hotel managed by John Keells, is in the final stages of completion and is expected to commence operations in the third quarter of 2024, while we expect to commence casino operations in mid-2025. There is potential for further expansion of the gaming facilities, subject to performance and market conditions.

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco, said, “We are thrilled to be part of this landmark development in Sri Lanka and to be in partnership with John Keells. We believe Sri Lanka has immense potential and this opportunity complements our existing portfolio of properties.

“Furthermore, City of Dreams Sri Lanka is expected to serve as a catalyst for stimulating tourism demand and promoting economic growth in Sri Lanka, drawing inspiration from the successful examples set by similar integrated resorts in other jurisdictions. We will continue to work closely with our esteemed partners and the Sri Lankan Government to ensure the success of this venture, and we expect to make a significant and positive impact on the local community and economy.”

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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